THE NEWMAN LAW FIRM, PLLC
14 Wall Street, 20th Floor
New York, NY 10005
Phone: (212) 618-1968

WRITER’S INFORMATION rnewman@nlawglobal.com Direct Phone: (212) 227-7422 Direct Fax: (212) 202-6055

May 22, 2009

BY EDGAR AND HAND DELIVERY

Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC 20549

Re:	SmartHeat Inc. Amendment No. 5 to Form S-1 Registration Statement File No. 333-154415

Dear Mr. Ingram:

This letter is submitted on behalf of SmartHeat Inc. (the “Company”) in response to comments set forth in your letter to Jun Wang, the President and Chief Executive Officer of the Company, dated May 20, 2009, commenting on Amendment No. 4 to the Company Registration Statement on Form S-1.  The Company is filing Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”) concurrently with the submission of this correspondence and Amendment No. 1 to the Company’s 10-Q, filed May 11, 2009 (the “10-Q Amendment”)  as set forth below.

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company.  Page references in the responses in this letter refer to the pages of the Amendment or the 10-Q Amendment, as the context requires.

General

1. We remind you that the financial statements included in your Form S-1 should not be less current than the financial statements you have provided in your Form 10-Q for the quarterly period ended March 31, 2009, filed on May 11, 2009. In this regard, please revise your registration statement to update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response:

The Company has updated its financial statements in accordance with the Staff's comment.

Mr. Jay Ingram
May 22, 2009

Financial Statements, page F-l
Note 1 - Organization and Description of Business, Revenue Recognition, page F-9

2. We note your responses to comment two in our letter dated April 14, 2009 and the related supplemental comment; however, given that you recognize revenue after customer acceptance and, that by the time a customer accepts your product, 90% of the purchase price is "due", it remains unclear to us why your accounts receivable turnover is so low and days outstanding are so high. Please clarify your disclosures here and on pages 24 and 30. Please explain what you mean by amounts being "due". It is not clear to us if these are the dates the receivables are required to be paid (i.e. due) or the dates that the receivables are billed. If the dates are when receivables are billed, please clarify that here and on pages 24 and 30 and disclose and discuss the normal payment terms for your accounts receivable, including why those terms appear to be significantly longer terms in the US. Also, it is not clear to us why you deleted the quantified disclosures and related discussions of accounts receivable and inventory turnover ratios and days outstanding that we previously requested. Please provide the deleted disclosures and tell us if you deleted any other disclosures from the prior amendment.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Accounts receivable turnover was 3.6 for 2008 and 2.2 for the 1st quarter of 2009 on annualized basis. Accounts receivable turnover of 0.55 for the three months ended March 31, 2009 previously disclosed in the MD&A was not on annualized basis and has been revised accordingly. As a result of this adjustment, receivable turnover is now consistent and comparable with the annualized receivable turnover presented for 2008 and 2007.  Days sales outstanding were 136 days for 2008 and 163 days for the 1st quarter of 2009. The low accounts receivable turnover and high days outstanding is due to relatively longer terms for payment collection in the heating manufacturing business in China and higher accounts receivable at year end as a result of peak sales season for the 3rd quarter and 4th quarter of each year.   We have revised disclosure in page 24 and 30 to further explain the low accounts receivable turnover and high days outstanding.

Amounts being due are the date that receivables are required to be paid under the contracts with customers.

We have added back quantified disclosures and related discussions of accounts receivable and inventory turnover ratios and days sales outstanding.  We did not delete any other material disclosures from prior amendment.

Please see pages 24 and 25 of the Registration Statement

Mr. Jay Ingram
May 22, 2009

3. We appreciate your responses to comment three in our letter dated April 14, 2009 and the related supplemental comment. Please revise your revenue recognition policy to also disclose:
• that the company offers after sales services" after expiration of the warranty period;
• the types of services provided under the after sales service agreement;
• your revenue recognition policy for these services; and
• how much revenue was earned from these services for the periods presented, if material.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

The Company provides after sales services at a charge after expiration of the warranty period, with after sales services mainly consisting of cleaning plate heat exchangers and repairing and exchanging parts. The Company recognizes such revenue when service is provided.  The revenue earned from these services was not material.  For the three months ended March 31, 2009 and 2008, revenue from after sales services after expiration of the warranty period was approximately $1,700 and $5,600, respectively; for the year ended December 31, 2008 and 2007, revenue from after sales services after expiration of the warranty period was approximately $21,000 and $14,000, respectively.

Please see pages F-10 and F-29 of the Registration Statement.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Exhibits 32.1 and 32.2

4. We note that the first paragraph of each of the certifications filed pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 identifies the wrong periodic report. Please file an amendment to the Form 10-Q for the quarterly period ended March 31, 2009 that includes the entire periodic report, the Section 3.02 certifications, and the new, corrected 906 certifications.

Response:

The Company is filing Amendment No. 1 to the 10-Q filed on May 11, 2009 reflecting the Staff’s comments concurrently with the Amendment.

Mr. Jay Ingram
May 22, 2009

If you have other questions or would like additional information, please feel free to contact the undersigned at (212) 618 1968.

Very truly yours,

/s/ Robert Newman
Robert Newman, Esq

Cc: Mr. Jun Wang, President and Chief Executive Officer